AIS

December 1, 2003

03 DEC - 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail
Washington, DC 20549
UNITED STATES OF AMERICA

[redacted]

03037893

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, FN126/46**

  Subject: Report of Bond Buy Back and Redemption (AIS093A)

  Date: November 28, 2003

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Faithfully yours,

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Dated November 28, 2003

Ref: FN126/46

November 28, 2003

Subject: Report of Bond Buy Back and Redemption (AIS093A)

To The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the issuer") issued and offered the 1/2002 Advanced Info Service Public Company Limited Debentures (AIS093A) on March 21, 2002. The details of AIS093A are as follows:

Type of Debenture:	Unsubordinated and unsecured debentures with debentureholder's representative
Total Amount:	2,500,000 units
Face Value:	Baht 1,000 per unit
Total Value:	Baht 2,500,000,000
Maturity Date:	March 21, 2009

To increase the efficiency of the issuer's liquidity management, on November 18, 2003, the issuer bought back 50,000 units of AIS093A. Currently, the issuer is in the process of canceling such amount of AIS093A with DBS Thai Danu Bank Public Company Limited, the Registrar of AIS093A.

After the redemption and cancellation, the outstanding amount of AIS093A will reduce to 2,450,000 units or Baht 2,450,000,000.